Inergy Midstream, L.P.

Two Brush Creek Blvd, Suite 200

Kansas City, Missouri 64112

September 25, 2013

David L. Orlic

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Inergy Midstream, L.P.
Amendment No. 4 to Registration Statement on Form S-4
Filed September 5, 2013
File No. 333-188930

Crestwood Midstream Partners LP
Amendment No. 5 to Schedule 13E-3 filed by Crestwood Midstream
Partners LP, Crestwood Holdings LLC, Inergy Midstream, L.P. et al.
Filed September 5, 2013
File No. 005-83088

Ladies and Gentlemen:

Set forth below are the responses of Inergy Midstream, L.P. (the “Partnership””) and Crestwood Midstream Partners LP (“CMLP” and together with the Partnership, “we,” “us” or “our) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2013, with respect to the Partnership’s Amendment No. 4 to Registration Statement on Form S-4, File No. 333-188930, filed with the Commission on September 5, 2013 (the “Registration Statement”) and CMLP’s Amendment No. 5 to Schedule 13E-3 filed by Crestwood Midstream Partners LP, Crestwood Holdings LLC, Inergy Midstream, L.P. et al., File No. 005-83088, filed with the Commission on September 5, 2013 (the “Schedule 13E-3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendments to Registration Statement on Form S-4 unless otherwise specified.

General

1.

We note that Inergy Midstream recently closed an offering of 11,000,000 common units at a price of $22.50 per unit and filed a Form 8-K/A on September 20, 2013 giving pro forma effect to the merger and the offering. As a preliminary matter, please provide an analysis as to whether this information must be filed under Rule 13e-3 and Regulation 14A. Please also tell us what consideration you gave to disseminating to Crestwood unitholders information regarding the impact of the offering on dividends declared per limited partner unit, the other pro forma measures contained in the Form 8-K/A,

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and the current market value of the consideration to be received by those unitholders in the merger in light of your obligations under Rule 13e-3(f)(1)(iii), among other rules that require you to disseminate material changes.

RESPONSE:

We acknowledge the Staff’s comment and, as discussed during a teleconference with David Orlic and Mara Ransom on September 24, 2013, agree that CMLP will file the pro forma financial statements contained in the September 20, 2013 Current Report on Form 8-K/A on an amendment to the Schedule 13E-3 and will file such information under Regulation 14A. However, because we believe that the referenced information does not reflect a “material change” in the information already disseminated to CMLP’s unitholders as contemplated by Rule 13e-3(d), we do not believe that we are required to disseminate the information pursuant to Rule 13e-3(f)(1)(iii).

As noted in the comment, the referenced information has been publicly disclosed in connection with the Partnership’s registered offering of 11,000,000 common units representing limited partner interests (the “Offering”) through the filing of a Current Report on Form 8-K/A, dated September 20, 2013 (the “Form 8-K”), which report is incorporated by reference into the Registration Statement. The Partnership respectfully submits, however, that it did not file the Form 8-K because it viewed the referenced information as a material change to the information set forth in the Schedule 13E-3 as previously filed; rather, the Partnership filed the Form 8-K for general disclosure purposes and to answer any potential questions that might arise from investors as a result of the Offering. Notwithstanding the filing of the Form 8-K, the Partnership believes that the occurrence of the Offering is within the ordinary course for the Partnership and the pro forma effect of the Offering on the Partnership does not represent a material change to the information set forth in the Schedule 13E-3 as previously filed.

As is the case with most publicly traded partnerships (“MLPs”), including the Partnership and CMLP, these partnerships typically disclose in their public filings that they expect to distribute all available cash to their unitholders and to rely primarily on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities.1 As a result, it is very common for MLPs to engage in frequent securities offerings. For example, during the five-year period prior to our initial public offering in December 2011 (the “IPO”), Inergy, L.P., the parent company and owner of the general partner of the Partnership, conducted six public offerings of its common units, with gross aggregate proceeds of $1.2 billion. Similarly, since May of 2011, CMLP has conducted four public offerings of its common units, with gross aggregate proceeds of $390.7 million. Since the IPO, the Partnership has also conducted a private placement of $225 million in common units. We believe that investors in MLPs generally view equity offerings as a common method of financing an MLP’s internal and external growth.

[1]	Please see page 24 of the Partnership’s Annual Report on Form 10-K for the year ended September 30, 2012 and page 30 of CMLP’s Annual Report on Form 10-K for the year ended December 31, 2012.

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In addition to the ordinary course nature of the Offering, the Partnership does not view the information reflected in the Form 8-K as a material change to the information set forth in the Schedule 13E-3 for several reasons. First, as a result of the issuance of additional common units in the Offering, the principal changes reflected in the pro formas in the Form 8-K relate to (i) a reduction in long-term debt, (ii) an increase in partners’ capital and (iii) net income per limited partner unit. The adjustments to account for the repayment of borrowings under the Partnership’s revolving credit facility would not present any additional information that we would view as material to a CMLP unitholder’s voting decision. In addition, we respectfully note that we do not believe that providing CMLP unitholders with additional information about the impact of distributions per limited partner unit would provide them with any meaningful information that would influence their voting decision. The pro forma distributions per limited partner unit that are presented in the Form 8-K show the impact of the Offering on historical distributions paid by the Partnership and CMLP, and therefore shows a dilutive effect that the Partnership believes is not representative of distributions that will be paid on an on-going basis following the Merger. The Partnership’s limited partnership agreement provides that it will pay a minimum quarterly distribution to its unitholders, and the Partnership paid a distribution of $0.40 per common unit to its unitholders for the third fiscal quarter of 2013. The Partnership does not expect that common units issued in either the Merger or pursuant to the Offering will result in a reduction in the minimum quarterly distribution that will be paid to its unitholders after giving effect to either transaction. Instead, the Partnership believes that the repayment of borrowings better positions the Partnership to finance future internal growth projects and potential acquisitions.

Moreover, because the Offering will not generally result in a dilution of the voting power of the CMLP unitholders with respect to the Partnership post-consummation of the Merger, we do not view the number of common units issued in the Offering as material to the CMLP unitholders vis-à-vis their voting rights post-Merger. As is typical with MLPs, common unitholders have only limited voting rights on matters affecting the Partnership’s business and, therefore, limited ability to influence management’s decisions. Common unitholders have no right on an annual or ongoing basis to elect the Partnership’s general partner or its board of directors. The board of directors of the Partnership’s general partner, including the independent directors, is chosen entirely by Inergy, L.P., as a result of it owning the Partnership’s general partner, and not by common unitholders of the Partnership.

In addition, we have considered whether providing CMLP unitholders with an update to the current market value of the consideration to be received by them in the Offering (the “Consideration”) would provide them any meaningful information distinct from the information already disclosed and concluded it would not. The Registration Statement presented the value of the Consideration as of May 3, 2013 ($27.2985 per CMLP common unit) and as of September 3, 2013 ($25.9931 per CMLP common unit). The price per common unit of the Partnership has fluctuated within a range of $21.80 and $25.53 during this time period, representing a range of Consideration value of $24.356 and $28.3471 per CMLP common unit, respectively. The Partnership cannot isolate the changes in the trading price of its common units after the announcement of the Offering solely to the Offering itself. The Partnership’s common units had a closing price of $23.26 per common unit on September 9, 2013, the last trading day before the announcement of the Offering (representing a Consideration value of $25.9182 per CMLP

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common unit) and fluctuated within a range of $21.68 and $22.14 per common unit since the announcement of the Offering, representing a range of Consideration value of $23.1976 and $24.7198 per CMLP common unit, respectively. The Partnership expects the trading price of its common units to continue to fluctuate in response to macro and micro economic events and developments through the closing of the Merger. We respectfully submit that we do not believe we are required to provide CMLP unitholders with mark-to-market updates as to the value of the Consideration to be received through the date of the meeting of CMLP unitholders, as price quotations for the Partnership’s common units are widely available through multiple public sources and the Registration Statement clearly indicated that the market price and the market value of the Consideration will fluctuate prior to the consummation of the Merger.

Finally, we note that the definitive proxy statement dated September 5, 2013 for the CMLP unitholders includes disclosure regarding possible future issuances of common units by the Partnership. In addition, the Partnership has provided disclosure in its periodic reports under the Securities Exchange Act of 1934 with respect to its intent to raise capital to fund its growth projects, both internal and external, through the issuance of equity and debt securities and therefore the referenced information is not properly viewed as a material change from the existing disclosure. See “Item 1A Risk Factors – ‘Risks Inherent in Our Business’ and – ‘Risks Inherent in an Investment In Us’” and “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Sources of Capital – Cash Flows and Contractual Obligations” in the Partnership’s Annual Report on Form 10-K for the year ended September 30, 2012. These disclosures are incorporated by reference into the definitive proxy statement.

We believe that the definitive proxy statement that was distributed to CMLP’s unitholders contains all information necessary for a CMLP unitholder to make an informed decision about the transaction. While the referenced information does provide some supplementary information regarding the impact of the transaction on the CMLP unitholders, we believe that the referenced information contains no new material underlying facts about the transaction. Thus, none of the material facts regarding the proposed transaction have changed in any material respect and we respectfully submit that such information is not subject to Rule 13e-3(f)(1)(iii) and therefore does not require additional dissemination to the CMLP unitholders.

*         *         *         *         *

In responding to the comments of the Staff, the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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September 25, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, L.P.

By:	NRGM GP, LLC, its general partner

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD MIDSTREAM PARTNERS LP

By:	Crestwood Gas Services GP, LLC, its general partner

By:	/s/ Steven M. Dougherty
Name:	Steven M. Dougherty
Title:	Vice President, Chief Accounting Officer and Interim Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Kelly J. Jameson, Crestwood Midstream Partners LP
Joel Lambert, Crestwood Midstream Partners LP
William E. Curbow, Simpson Thacher & Bartlett LLP